 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* M.W. POST ADVISORY GROUP, LLC (Last) (First) (Middle) 11766 WILSHIRE BOULEVARD SUITE 1660 (Street) LOS ANGELES, CA 90025 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Pacific Aerospace & Electronics, Inc. PCTH 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/27/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
common stock	01/27/2003		c		6520193	A	(1)	6589391	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series C Voting Convertible Preferred Stock	(1)	01/27/2003		C			268			common stock	6520193		6589391*	D

Explanation of Responses:

*Total Common Stock owned by Reporting Person after giving effect to a 1 for 200 reverse stock split on 2/25/03.
By:	Date:
/s/ Carl H. Goldsmith	01/27/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* M.W. POST ADVISORY GROUP, LLC (Last) (First) (Middle) 11766 WILSHIRE BOULEVARD SUITE 1660 (Street) LOS ANGELES, CA 90025 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Pacific Aerospace & Electronics, Inc. PCTH	Statement for (Month/Day/Year) 01/27/2003

NOTES

(1)         Each share of Series C Voting Convertible Preferred Stock shall convert into fully paid and nonassessable shares of Common Stock at a conversion price (the "Automatic Conversion Price") equal to $.008900664 without any action on the part of the holder by dividing the Liquidation Preference, which is $45,000 per share of Series C Voting Convertible Preferred Stock by the Automatic Conversion Price then in effect; provided, however that in the event the Series C Voting Convertible Preferred Stock converts into a number of shares of Common Stock which in the aggregate, when added to the number of shares of Common Stock issued pursuant to the exchange transaction which occurred on March 19, 2002 (in an amount of approximately 51,419,101 shares) (the "Exchange Series) would exceed 97.5% of the shares of the Issuer's Common Stock on a fully-diluted, "as converted" basis, the Automatic Conversion Price shall be re-adjusted so that the aggregate number of shares of Common Stock issuable upon the Automatic Conversion shall equal in the aggregate, when added to the Exchange Shares, 97.5% of the Issuer's Common Stock on a fully-diluted, "as converted" basis. The Automatic Conversion Price shall be adjusted from time to time in accordance with and subject to the provisions set forth in the Designation of Rights and Preferences of series C Voting Convertible Preferred Stock filed on March 19, 2002 with the Secretary of State of the State of Washington.